UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DLH Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23335Q 100

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23335Q 100	Schedule 13G/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Afterglow Holdings, LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 700,712
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 700,712

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,712
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Based on information contained in the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on February 5, 2020 that there are 12,355,006 shares of Common Stock outstanding as of January 31, 2020

CUSIP No. 23335Q 100	Schedule 13G/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Afterglow Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 700,712
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 700,712

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,712
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Based on information contained in the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on February 5, 2020 that there are 12,355,006 shares of Common Stock outstanding as of January 31, 2020

CUSIP No. 23335Q 100	Schedule 13G/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Bernard J. Korman Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 700,712
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 700,712

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,712
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Based on information contained in the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on February 5, 2020 that there are 12,355,006 shares of Common Stock outstanding as of January 31, 2020.

CUSIP No. 23335Q 100	Schedule 13G/A	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Bernard J. Korman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 700,712
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 700,712

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,712
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Based on information contained in the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on February 5, 2020 that there are 12,355,006 shares of Common Stock outstanding as of January 31, 2020

CUSIP No. 23335Q 100	Schedule 13G/A	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS Martin W. Korman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 700,712
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 700,712

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,712
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Based on information contained in the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on February 5, 2020 that there are 12,355,006 shares of Common Stock outstanding as of January 31, 2020

CUSIP No. 23335Q 100	Schedule 13G/A	Page 7 of 9 Pages

Schedule 13G/A

Explanatory Note:

This Schedule 13G/A is being filed as an amendment (this “Amendment No. 2”) to the statement on Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2006 by Bernard Korman, with respect to the common stock, $0.001 par value per share, of DLH Holdings Corp. (the “Issuer”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information as set forth below in the items indicated.

The Reporting Persons (as defined below) are filing this Amendment No. 2 following the transfer by Bernard Korman of 751,712 shares of Common Stock, $0.001 par value per share (the “Common Stock”), of the Issuer to Afterglow Holdings, LLLP during the 2018 calendar year, constituting all of the shares of the Issuer held by Mr. Korman, and the subsequent sale by Afterglow Holdings, LLLP of 51,000 shares of the Issuer’s Common Stock during the 2019 calendar year.

Item 1.

(a)	Name of Issuer

DLH Holdings Corp.

(b)	Address of Issuer’s Principal Executive Offices

3565 Piedmont Road NE, Building 3 Suite 700, Atlanta, Georgia 30305

Item 2.

(a)	Name of Person Filing

Afterglow Holdings, LLLP (“Afterglow LLLP”); Afterglow Management, LLC (“Afterglow LLC”); Bernard J. Korman Revocable Trust (the “BJK Revocable Trust”); Bernard J. Korman (“BJK”); and Martin W. Korman (“MWK” and collectively with Afterglow LLLP, Afterglow LLC, the BJK Revocable Trust and BJK, the “Reporting Persons”)

(b)	Address of the Principal Office or, if none, residence

The address for each of Afterglow LLLP, Afterglow LLC, the BJK Revocable Trust and BJK is 7812 Fisher Island Drive, Miami, Florida 33109. The address for MWK is 650 Page Mill Road, Palo Alto, CA 94304.

(c)	Citizenship

Each of Afterglow LLLP, Afterglow LLC and the BJK Revocable Trust are organized in Florida. BJK and MWK are each United States citizens.

(d)	Title of Class of Securities

Common stock, $0.001 par value per share (“Common Stock”)

(e)	CUSIP Number

23335Q 100

Item 3. Filing pursuant to §240.13d-1(c)

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o):

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 23335Q 100	Schedule 13G/A	Page 8 of 9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not Applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned: Afterglow LLLP is the record owner of 700,712 shares of Common Stock. Each of (i) Afterglow LLC, as the general partner of Afterglow LLLP, (ii) the BJK Trust, as the sole owner of Afterglow LLC, (iii) BJK, as the grantor of the BJK Revocable Trust, and (iv) MWK, as the trustee of the BJK Trust, may also be deemed to be the beneficial owners of the shares of Common Stock of which Afterglow LLLP is record owner.

(b)	Percent of Class: Each of the Reporting Persons may be deemed to be the beneficial owners of approximately 5.7% of the shares of Common Stock outstanding (based on information contained in the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on February 5, 2020 that there are 12,355,006 shares of Common Stock outstanding as of January 31, 2020).

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 700,712

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 700,712

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Afterglow Holdings, LLLP
By: Afterglow Management, LLC, its general partner

By:	/s/ Martin W. Korman

Name: Martin W. Korman
Title: Manager

Afterglow Management, LLC

By: Bernard J. Korman Revocable Trust

By:	/s/ Martin W. Korman

Name: Martin W. Korman
Title: Trustee

Bernard J. Korman Revocable Trust

By:	/s/ Martin W. Korman

Name: Martin W. Korman
Title: Trustee

Bernard J. Korman

By:	/s/ Bernard J. Korman

Name: Bernard J. Korman

Martin W. Korman

By:	/s/ Martin W. Korman

Name: Martin W. Korman

Exhibits:

Exhibit A- Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of DLH Holdings Corp. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Joint Filing Agreement to be executed on their behalf this 14th day of February, 2020.

Afterglow Holdings, LLLP

By: Afterglow Management, LLC, its general partner

By:	/s/ Martin W. Korman
Name: Martin W. Korman
Title: Manager

Afterglow Management, LLC

By: Bernard J. Korman Revocable Trust

By:	/s/ Martin W. Korman
Name: Martin W. Korman
Title: Trustee

Bernard J. Korman Revocable Trust

By:	/s/ Martin W. Korman
Name: Martin W. Korman
Title: Trustee

Bernard J. Korman

By:	/s/ Bernard J. Korman
Name: Bernard J. Korman

Martin W. Korman

By:	/s/ Martin W. Korman
Name: Martin W. Korman